UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

XCHG Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

As previously disclosed, on June 24, 2026, XCHG Limited (the “Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), because, for a period of 30 consecutive business days, the Company’s American Depositary Shares (“ADSs”) failed to maintain a minimum bid price of $1.00 per ADS. According to Nasdaq Listing Rule 5810(c)(3)(A), the Company was given a period of 180 calendar days, or until December 21, 2026, to regain compliance with the Minimum Bid Price Requirement for a minimum of 10 consecutive business days.

On September 8, 2026, the Company received a letter from Nasdaq stating that the Company has regained compliance with the Minimum Bid Price Requirement by maintaining a minimum closing bid price of the ADSs of $1.00 or greater per ADS for the last 10 consecutive business days, from August 24, 2026 to September 4, 2026, and that this matter is now closed.

The information contained in this Report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292266) and S-8 (Registration No. 333-294184).

EXHIBIT INDEX

Exhibit No. Description

99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: September 9, 2026	By:	/s/ Yifei Hou
Name: Yifei Hou Title: Co-Chief Executive Officer